

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

Via Email
Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer and Investor Relations Officer
Telecomunicacoes De Sao Paulo S.A. - TELESP
Rua Martiniano de Carvalho, 851
01321-001 San Paulo, SP, Brazil

> **Re: Telecomunicacoes De Sao Paulo S.A. - TELESP**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-14475**

Dear Mr. Camurra:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 41

D. Trend Information, page 54

1. Please refer to the fourth paragraph. In future filings, expand to discuss the impact the increase in fixed lines may have on your results of operations. We note that the 2010 revenues from your local fixed telephony decreased despite the increase in the fixed number of lines in service.

Note 12. Property, plant and equipment, net, page F-43

2. Please tell us the factors you considered in revising the estimated useful lives of certain assets.

Note 24. Other operating income (expenses), net, page F-63

3. We note in footnote (a) Telesp is accounting for the tower concession as a finance lease under IAS 17. Please explain to us the significant terms of this arrangement and the related infrastructure sharing agreement, including all of the related cash flows and the obligations of the parties involved. Also, please explain to us how you assessed these arrangements under the applicable accounting literature and the basis for your conclusions.

4. Furthermore, we note that you are accounting for your infrastructure sharing agreement as a service agreement since the "parties other than Telesp and its related companies commonly share and are more likely than not to continue to share the cost of such towers." Please tell us in detail how such factors complied with paragraphs 7-9 of IFRIC 4.

Note 31. Financial instruments, page F-84

5. Please tell us the nature of the reference to "Milton Shigueo Takarada, Accountant, CRC – 1SP138816/O-8."

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director